Via EDGAR and
Facsimile No. (202) 772-9203
June 5, 2009
Song Brandon
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Telular Corporation Schedule TO-I Filed May 18, 2009 File No. 005-50111
Dear Ms. Brandon:
     Please find below the response of Telular Corporation (the “Company”) to your June 2, 2009 comment letter relating to the Company’s Tender Offer Statement filed with the Commission on Schedule TO on May 18, 2009. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for your convenience.
Schedule TO-I
Exhibit (a)(1)(A): Offer to Purchase for Cash, dated May 18, 2009
General
1.	As you may be aware, we granted no-action relief under Rules 13e-4(f)(1) and 14e-1(b) to permit an issuer conducting a modified Dutch auction tender offer to express the number of securities offered purchased as a dollar figure, rather than as a set of shares. See Alliance Semiconductor Corporation (Sept. 22, 2006). Alliance’s offer materials stated the maximum dollar amount that Alliance would spend purchasing the shares in the offer, and made clear when expressing a set number of shares to be purchased, that this figure represented the maximum number that could be purchased in the offer. While we note your disclosure on the cover page and elsewhere that you are offering to purchase “up to 2,000,000” shares of Telular’s common stock within a specified range provided in your offer document, we are unable to locate disclosure stating the total dollar value of the securities being sought in your offer. Please revise your disclosure accordingly.

Company Response:

The total dollar value of the securities being sought will be determined based on the number of shares properly tendered and not properly withdrawn prior to the expiration of the offer, up to a limit of 2,000,000 shares, and the price established within the range of $2.00 to $2.25 pursuant to the procedures disclosed in the Offer to Purchase for Cash dated May 18, 2009 (the “Offer to Purchase”). The Offer to Purchase provides, under the heading “Source and Amount of Funds,” that assuming 2,000,000 shares are tendered, the aggregate purchase price will be $4,000,000 to $4,500,000 depending on the per share price determined within the range of $2.00 to $2.25. In this regard, the Company believes that the terms of the offer and existing disclosure comply (or will have complied once the tender offer is complete) with the following conditions applicable to modified Dutch auction issuer tender offers, as specified in footnote 64 to Amendments to Tender Offer Rules—All Holders and Best Price Rule, SEC Release No. 33-6653 (July 11, 1986): (i) disclosure in the tender offer material of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in
311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622 USA Phone 1-800-TELULAR

prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer.

Nonetheless, to prevent confusion, the Company has included disclosure under Item 4 of Amendment No. 1 to Schedule TO stating the aggregate consideration paid to tendering shareholders assuming that 2,000,000 shares are tendered. Amendment No. 1 also includes disclosure regarding the additional consideration to be paid by the Company in the event that it elects to exercise the overallotment option to purchase tendered shares representing an additional two percent of its outstanding common stock.

2.	In addition, on the cover page and elsewhere you state in several places that Telular is offering to purchase “up to 2,000,000” shares at a price within the specified range. Please revise your document to indicate that you will only purchase 2 million shares only if the minimum purchase price is $2.00, and please also disclose the maximum number of shares you will purchase at the maximum purchase price of $2.25 per share.

Company Response:

The Company believes that the Offer to Purchase already discloses the maximum number of shares that the Company will purchase in the Offer at $2.25 per share. As indicated on the cover page and throughout the Offer to Purchase, Telular “will select the lowest purchase price that will allow us to purchase up to 2,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at a price not greater than $2.25 nor less than $2.00.” Accordingly, if the Company only receives offers to tender that would allow it to purchase 2,000,000 shares by setting the purchase price at $2.25, that will be the purchase price that the Company uses.
Conditions of the Tender Offer, page 14
3.	We note your disclosure in this section where you refer to events that could [“]materially and adversely” impact your condition, “financial or other.” Please revise to clarify what you mean be conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

Company Response:

In response to the staff’s comment, the Company has provided under Item 4 of Amendment No. 1 to its Tender Offer Statement on Schedule TO that the Company will interpret references to conditions “financial or other” in the Offer to Purchase to refer only to events materially and adversely affecting its financial condition.

4.	We refer you to the first sentence of the last full paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “based on events occurring or not occurring” implies that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please revise your disclosure accordingly.

Company Response:

The phrase “based on events occurring or not occurring” is intended to refer to conditions to the tender offer that are triggered by the failure of an event to occur. For example, this would apply to the conditions relating to the withholding of permits or approvals that would be necessary for the Company to complete the tender offer. Nevertheless, the Company hereby confirms that it will not assert an offer condition that is triggered by its own action or inaction and has included disclosure to this effect in Item 4 of its Amendment No. 1 to Schedule TO.
311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622 USA Phone 1-800-TELULAR

5.	We note your disclosure in the last full paragraph of this section where you provide that your “failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time . . . .” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to the option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Company Response:

The Company confirms that if any event occurs which triggers an offer condition, it will notify its shareholders as to whether or not it waives such condition.
Miscellaneous, page 24
6.	We note your disclosure that if you become aware of “any jurisdiction” where the tender offer or acceptance of shares would not be in compliance with that justification’s applicable law, you may not make the tender offer in that jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Company Response:

The Company has reviewed the staff’s comment and confirms its compliance with Exchange Act Rule 13e-4(f)(8)(i). The Company further confirms that references in the Offer to Purchase to “any jurisdiction” are references to U.S. states and are not references to non-U.S. jurisdictions.
Letter of Transmittal
7.	We noticed that the letter asks security holders to covenant and represent to Telular that they have “read” all of the terms of the tender offer. Please revise to delete this language as its inclusion appears to be tantamount to asking security holders to waive any rights to proceed against the issuer.

Company Response:

The Company has revised the above-referenced condition so that it does not contain the representation that a tendering shareholder has read the tender offer materials. The revised Letter of Transmittal is filed as Exhibit (a)(1)(B) to Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO.
In connection with the foregoing, the Company hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622 USA Phone 1-800-TELULAR

     The Company understands the importance of and is committed to complying with all applicable SEC rules and regulations. Therefore, should you require additional information or clarification with respect to the Company’s responses, or wish to discuss the responses further, please contact me at (312) 379-8343.

Sincerely,
/s/ Jonathan M. Charak
Jonathan M. Charak
Senior Vice President and Chief Financial Officer

cc:	Michael E. Cutler, Esq. Covington & Burling LLP 1201 Pennsylvania Avenue, N.W. Washington, DC 20004-2401
311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622 USA Phone 1-800-TELULAR